UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM U-9C-3/A

Amendment No. 1

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended June 30, 2004

Northeast Utilities

(Name of registered holding company)

107 Selden Street, Berlin, CT 06037

(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller

Telephone Number:  860-665-2333

FORM U-9C-3/A EXPLANATORY NOTE

Amendment No. 1 to our quarterly report on Form U-9C-3 (Form U-9C-3/A) was filed to amend the quarterly report on Form U-9C-3 for the quarter ended June 30, 2004 of Northeast Utilities (NU), which was originally filed on August 25, 2004 (Original Form U-9C-3).  Accordingly, this Form U-9C-3/A contains the complete text of Items 4 and 6, as amended.  Unaffected items in the Original Form U-9C-3 have not been repeated in this Form U-9C-3/A.

Subsequent to the filing of the Form U-9C-3 for the quarter ended June 30, 2004, NU concluded that it incorrectly applied accrual accounting for certain natural gas contracts established by Select Energy, Inc. (Select Energy) to mitigate the risk of electricity purchased in anticipation of winning certain levels of wholesale electric load in New England.  The natural gas basis contracts were originally accounted for on the accrual basis.  The natural gas futures and swaps contracts were accounted for as cash flow hedges with changes in fair value reflected in other comprehensive income (a component of shareholders' equity).  However, subsequent to the filing of the second quarter Form U-9C-3, NU concluded that applying accrual accounting for the basis contracts was incorrect.  The basis contracts should have been recorded at current fair value with changes in fair value impacting earnings.  The fair value, which was a negative $0.9 million, has now been reflected in derivative liabilities and as an increase to purchased power, net interchange power and capacity expenses.  The futures and swaps contracts should not have been accounted for as cash flow hedges and should also have been recorded at fair value.  The fair value, which was a positive $2.7 million and was previously reflected in other comprehensive income (a component of shareholders' equity), has now been reflected as a reduction of purchased power, net interchange power and capacity expenses.  This Form U-9C-3/A reflects the change from accrual and hedge accounting to fair value accounting for the aforementioned natural gas derivative contracts. The net income impact of both of these restatements on both the second quarter and the six months ended June 30, 2004 was a positive $1.1 million.

The natural gas contracts discussed above are accounted for at fair value with changes in fair value included in earnings.  NU concluded that fair value or mark-to-market accounting should have been applied.  To correct this error, NU and Select Energy restated their consolidated balance sheets as of June 30, 2004 and their consolidated statements of income/operations for the three and six months ended June 30, 2004.

This amendment does not otherwise reflect events occurring after the filing of the Original Form U-9C-3, which was filed on August 25, 2004.  Such events include, among others, the events described in NU's current reports on Form 8-K filed after the filing of the Original Form U-9C-3.  NU filed an amended report on Form 10-Q/A related to these issues on March 17, 2005.

GENERAL INSTRUCTIONS

A.

Use of Form

1.

A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company.  The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2.

The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3.

Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4.

Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.

Statements of Monetary Amounts and Deficits

1.

Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2.

Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.

Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).  A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company.  Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.

Definitions

As used in this form, the word "reporting company" means an energy- related company or gas-related company, as defined in rule 58(b).  All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
	(Thousands of Dollars)
	(Restated)
Total consolidated capitalization as of	06/30/04	$6,684,324		line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)		1,002,649

Additional investment allowed through 6/30/07 *		500,000
				line 2
Total Allowed			$1,502,649	line 3

Total current aggregate investment:
Select Energy, Inc. and Subsidiary (Restated)		805,817
Northeast Generation Services Company		22,231
Select Energy Contracting, Inc.		15,285
Woods Electrical Co., Inc.		17,320
Reeds Ferry Supply Co., Inc.		7
HEC/Tobyhanna Energy Project, Inc.		-
Yankee Energy Services Company		7,882
E.S. Boulos Company		9,435
R.M. Services, Inc.		-
NGS Mechanical, Inc.		10
Acumentrics Corporation		3,750
Greenport, LLC		501
ERI/HEC EFA-Med, LLC		9
HEC/CJTS Energy Center LLC		12
Current aggregate investment			882,259
Elimination **			12,539
Total current aggregate investment			869,720	line 4
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system (line 3 less line 4)			$632,929	line 5

*Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

**Elimination is for capital contributions made from a parent company, who is a reporting company to a subsidiary who is also a reporting company.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.

Financial Statements

1.

Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2.

For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year- to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3.

If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4.

Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.

Exhibits

1.

Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2.

A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit.  The certificate shall provide the names and addresses of the state commissions.

A.

Financial Statements

Select Energy, Inc. and Subsidiary (Restated):

 Consolidated Balance Sheet - As of June 30, 2004

 Consolidated Statements of Operations - Three and six months ended June 30, 2004

Northeast Generation Services Company*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Select Energy Contracting, Inc.*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Reeds Ferry Supply Co., Inc.*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

HEC/Tobyhanna Energy Project, Inc.*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Yankee Energy Services Company*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

ERI/HEC EFA-Med, LLC*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

E. S. Boulos Company*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

NGS Mechanical, Inc.*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

HEC/CJTS Energy Center LLC*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Woods Electrical Co., Inc.*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Greenport Power, LLC*:

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

Acumentrics Corporation:

 Not available

R. M. Services, Inc.:

 Inactive as of June 30, 2004

Northeast Utilities (Parent) (Restated):

 Balance Sheet - As of June 30, 2004

 Statements of Income - Three and six months ended June 30, 2004

B.

Exhibits*

Exhibit No.

Description

6.B.1.1

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b.

6.B.1.2

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3d

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3e

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3f

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4c

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6c

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2.1

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1

The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard

Acting Executive Secretary

Department of Public Utility Control

10 Franklin Square

New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary

Massachusetts Department of Telecommunications and Energy

100 Cambridge Street

Boston, MA 02202

Mr. Thomas B. Getz

Executive Director and Secretary

State of New Hampshire

Public Utilities Commission

8 Old Suncook Road, Building One

Concord, NH 03301-7319

* Previously filed with original report on Form U-9C-3.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
2004 (Restated)
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 7,877
Unrestricted cash from counterparties	104,976
Special deposits	35,420
Receivables, net	363,738
Accounts receivable from affiliated companies	112,811
Unbilled revenues	27,170
Notes receivable from affiliated companies	65,300
Taxes receivable	16,919
Derivative assets	202,978
Prepaid option premiums	23,492
Prepayments and other	26,326
987,007

Property, Plant and Equipment:
Competitive energy	20,446
Less: Accumulated depreciation	12,157
8,289
Construction work in progress	1,354
9,643

Deferred Debits and Other Assets:
Goodwill	3,200
Purchased intangible assets, net	12,623
Long-term accounts receivable	5,939
Long-term contracts asset	36,429
Other	130
58,321

Total Assets	$ 1,054,971

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
2004 (Restated)
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 511,769
Accounts payable to affiliated companies	19,848
Derivative liabilities	99,032
Unearned option premiums	11,061
Counterparty deposits	104,976
Other	39,244
785,930

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	46,185
Other	8,918
55,103

Capitalization:
Long-Term Debt from NU Parent	150,000

Common Stockholder's Equity:
Common stock, $1 par value – authorized
20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	286,190
Accumulated deficit	(266,871)
Accumulated other comprehensive income	44,619
Common Stockholder's Equity	63,938
Total Capitalization	213,938

Total Liabilities and Capitalization	$ 1,054,971

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months	Six Months
	Ended	Ended
	June 2004 (Restated)	June 2004 (Restated)
	(Thousands of Dollars)

Operating Revenues	$ 550,360	$ 1,284,532

Operating Expenses:
Operation -
Purchased power, net interchange power
and capacity	529,376	1,222,161
Other	24,536	43,249
Depreciation and amortization	1,934	3,704
Taxes other than income taxes	2,565	5,785
Total operating expenses	558,411	1,274,899
Operating (Loss)/Income	(8,051)	9,633
Interest Expense, Net	2,422	5,210
Other Loss, Net	(160)	(176)
(Loss)/Income Before Income Tax (Benefit)/Expense	(10,633)	4,247
Income Tax (Benefit)/Expense	(4,039)	1,732
Net (Loss)/Income	$ (6,594)	$ 2,515

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made. See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2004
(Restated)
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 841
Notes receivable from affiliated companies	161,400
Notes and accounts receivable	1,485
Accounts receivable from affiliated companies	2,446
Taxes receivable	32,239
Prepayments	674
199,085
Deferred Debits and Other Assets:
Investments in subsidiary companies, at equity	2,626,502
Other	14,756
2,641,258

Total Assets	$ 2,840,343

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)

June 30,
2004 (Restated)
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$ 25,000
Accounts payable	156
Accounts payable to affiliated companies	5,884
Accrued interest	5,776
Derivative liabilities	10,339
Other	21,612
68,767

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	3,699
Other	1,558
5,257

Capitalization:
Long-Term Debt	443,387

Common Shareholders' Equity:
Common stock, $5 par value – authorized
225,000,000 shares; 150,578,806 shares issued and
128,098,320 shares outstanding	752,894
Capital surplus, paid in	1,110,135
Deferred contribution plan - employee stock
ownership plan	(67,274)
Retained earnings	841,191
Accumulated other comprehensive income	45,010
Treasury stock	(359,024)
Common Shareholders' Equity	2,322,932
Total Capitalization	2,766,319

Total Liabilities and Capitalization	$ 2,840,343

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made. See accompanying notes to financial statements.

NORTHEAST UTILITIES (PARENT)

STATEMENTS OF INCOME
(Unaudited)

	Three Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004 (Restated)	2004 (Restated)
	(Thousands of Dollars)

Operating Revenues	$ -	$ -

Operating Expenses:
Other	2,363	4,968
Operating Loss	(2,363)	(4,968)

Interest Expense	6,337	11,861

Other Income, Net:
Equity in earnings of subsidiaries	27.193	96,969
Other	3,603	7,853
Other income, net	30,796	104,822
Income Before Income Tax Benefit	22,096	87,993
Income Tax Benefit	(1,896)	(3,441)
Net Income	$ 23,992	$ 91,434

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made. See accompanying notes to financial statements.

Northeast Utilities (Parent)
Select Energy, Inc.
Select Energy New York, Inc.

Notes to Financial Statements (Unaudited)

With regard to restated notes to financial statements, reference is made to the restated information which was included in NU's second quarter 2004 Form 10-Q/A filing which was filed with the Securities and Exchange Commission on March 17, 2005.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
(Signature of Signing Officer)
John P. Stack
Vice President - Accounting and Controller
Date: November 28, 2005